ETERNAL IMAGE, INC.

28800 Orchard Lake Road, Suite 130

Farmington Hills, MI 4833

(248)-932-3333

December 19, 2008                                                                              VIA EDGAR

United States Securities and Exchange Commission          VIA FACSIMILE TRANSMISSION TO

450 North 5th Street, N. W.                                                                      (703) 813-6968

Washington, D. C. 20549

ATTENTION:  Edward M. Kelly, Esq., Examiner/Pamela A. Long, Assistant Director

RE:

Eternal Image, Inc. ("Registrant")/Your File Number: 333-148695

To Whom It May Concern:

On behalf of the above-named Registrant, the undersigned hereby requests that the effective date and time for the Registration Statement be December 19, 2008, at 3 PM or as soon as possible thereafter.

In connection with this request, the Registrant hereby acknowledges and agrees that:

•

Should the Securities and Exchange Commission (the “SEC”) or its staff, acting pursuant to delegated authority, declare the subject filing effective, such declaration of effectiveness does not foreclose the SEC from taking any action with respect to the subject filing;

•

The action of the SEC or its staff, acting pursuant to delegated authority, in making such declaration of effectiveness, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

ETERNAL IMAGE, INC.

BY:

_______________________

CLINT MYTYCH, PRESIDENT

CRM:bt